UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

PLANET PAYMENT, INC.

(Name of Subject Company (Issuer))

FINTRAX US ACQUISITION SUBSIDIARY, INC.

a wholly owned subsidiary of

FRANKLIN UK BIDCO LIMITED

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.01 per share

Series A Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

U72603118

(Cusip Number of Class of Securities)

John Glynn

Group General Counsel

Fintrax Group Holdings Limited

Martin House, Galway Business Park

Dangan, Galway, H91A06C, Ireland

Tel: +353 91 558255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$257,735,009	$32,089

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was determined by adding the sum of (i) 50,013,595 outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Planet Payment, Inc. (“Planet Payment”), multiplied by the offer price of $4.50 per share, (ii) the net offer consideration for 5,619,789 Common Shares issuable pursuant to outstanding stock options with an exercise price less than the offer price of $4.50 per share (which is calculated by multiplying the number of shares underlying the outstanding stock options by an amount equal to $4.50 minus the weighted average exercise price for such stock options of $2.44 per share) and (iii) 4,688,237 Common Shares, which will be issued upon the conversion, immediately prior to the Purchaser’s acceptance of the tendered shares for payment, of 1,535,398 outstanding shares of Series A preferred stock, par value $0.01 per share (“Preferred Shares”), of Planet Payment, multiplied by the offer price of $4.50. The calculation of the filing fee is based on information provided by Planet Payment as of November 3, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,089	Filing Party:	Fintrax US Acquisition Subsidiary, Inc. and
			Franklin UK Bidco Limited
Form or Registration No.:	Schedule TO	Date Filed:	November 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Fintrax US Acquisition Subsidiary, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Franklin UK Bidco Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), with the U.S. Securities and Exchange Commission on November 13, 2017. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of (i) common stock, par value $0.01 per share (“Company Common Stock”), of Planet Payment, Inc., a Delaware corporation (the “Company”), at a price per share of $4.50 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Common Stock Offer Price”), net to the seller in cash, without any interest, but subject to any required withholding of taxes, and (ii) Series A Preferred Stock, par value $0.01 per share (“Company Series A Preferred Stock” and together with the Company Common Stock, the “Shares”) of the Company, at a price per share of $13.725, equal to the Common Stock Offer Price multiplied by the conversion ratio set forth in the Company’s Restated Certificate of Incorporation rounded to the nearest one-hundredth, which is 3.05 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Preferred Stock Offer Price”), net to the seller in cash, without any interest, but subject to any required withholding of taxes, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

The information set forth in the Offer to Purchase under “The Offer—Section 12—Source and Amount of Funds” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by replacing the subsection titled “Credit Facilities” in its entirety with the following:

“Credit Facilities

Pursuant to the Debt Commitment letter, on December 9, 2017, Parent and certain of its affiliates entered into a credit agreement in respect of the Senior Facilities (the “Credit Agreement”) with RBS, as agent (the “Agent”), and the other Initial Commitment Parties as mandated lead arrangers and lenders.

The Senior Facilities comprise (i) a €258,400,000 senior secured term loan facility with a maturity of seven years after the first utilization date of such facility (the “Refinancing Facility”), (ii) a €96,600,000 senior secured term loan facility (as mentioned above) with a maturity of seven years after the first utilization date of the Refinancing Facility (the “Acquisition Facility”) and (iii) a €65,000,000 senior secured revolving facility with a maturity of six years after the first utilization date of the Refinancing Facility (the “Revolving Facility”). The proceeds of the loans under the Acquisition Facility will be used to finance the Offer and the Merger and to pay related fees and expenses.

Fintrax Group borrowed under the Acquisition Facility on a certain funds basis. The certain funds commitment of the Initial Commitment Parties with respect to the Acquisition Facility expires upon the earliest to occur of (i) the closing of the Merger and (ii) six months following the date of the Merger Agreement, or any other date that will be agreed between the parties to the Debt Commitment Letter.

Pursuant to the Debt Commitment Letter (and the Term Sheet attached thereto), loans under the Credit Agreement bear interest at either EURIBOR or LIBOR plus the applicable Margin (as defined in the Debt Commitment Letter).  The applicable Margin used in connection with the interest rates is based on the Leverage Ratio (as defined in the Debt Commitment Letter) calculated in relation to a period of twelve months ending on or about the last day of each Quarter Period (as defined in the Debt Commitment Letter). In respect of the Acquisition Facility, the applicable Margin (i) where the Leverage Ratio is greater than 4.50:1 is 4.00% per annum, (ii) where the Leverage Ratio is equal to or less than 4.50:1 but greater than 4.00:1, is 3.75% per annum, and (iii) where the Leverage Ratio is equal to or less than 4.00:1 is 3.50% per annum.

All payments of principal and interest with respect to the Senior Facilities are due and payable on their respective maturity dates as specified in the Credit Agreement. The Senior Facilities have no interim amortization and all amounts outstanding thereunder are due and payable at maturity. The Senior Facilities have no scheduled amortization.

Parent may voluntarily reduce the commitments under any Senior Facility and may voluntarily terminate or permanently prepay loans under any Senior Facility in whole or in part at any time, without premium or penalty, upon notice to the Agent and subject to the conditions that are specified in the Credit Agreement. Amounts prepaid under the Acquisition Facility cannot be re-borrowed. To date, no plans have been made to voluntarily prepay the Senior Facilities after the consummation of the transactions contemplated by the Merger Agreement.

The Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default for facilities of this nature.

The foregoing summaries of the Debt Commitment Letter and the Credit Agreement do not purport to be complete and are qualified in their entirety by reference to the Debt Commitment Letter (including the Term Sheet attached thereto) and the Credit Agreement themselves, which are incorporated herein by reference.  We have filed a copy of the Debt Commitment Letter and a copy of the Credit Agreement as Exhibit (b)(1) and Exhibit (b)(2) to the Schedule TO, respectively.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by deleting Exhibit (b) and adding the following:

(b)(1)      Debt Commitment Letter, dated October 23, 2017, from BNP Paribas Fortis SA/NV, The Governor and Company of the Bank of Ireland, The Royal Bank of Scotland plc (trading as NatWest Markets) and Société Générale, London Branch

(b)(2)      Senior Facilities Agreement, dated as of December 9, 2017, among Parent and certain of its affiliates, The Royal Bank of Scotland plc and other Initial Commitment Parties named therein

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017

Fintrax US Acquisition Subsidiary, Inc.

By:	/s/ Patrick Waldron
	Name:	Patrick Waldron
	Title:	President

Franklin UK Bidco Limited

By:	/s/ Patrick Waldron
	Name:	Patrick Waldron
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 13, 2017*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*
(a)(1)(G)	Summary Advertisement, published November 13, 2017 in The Wall Street Journal*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Joint Press Release of Parent and the Company, dated October 26, 2017 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 27, 2017)*
(b)(1)	Debt Commitment Letter, dated October 23, 2017, from BNP Paribas Fortis SA/NV, The Governor and Company of the Bank of Ireland, The Royal Bank of Scotland plc (trading as NatWest Markets) and Société Générale, London Branch*
(b)(2)	Senior Facilities Agreement, dated as of December 9, 2017, among Parent and certain of its affiliates, The Royal Bank of Scotland plc and other Initial Commitment Parties named therein
(d)(1)	Agreement and Plan of Merger, dated as of October 26, 2017, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 27, 2017)*
(d)(2)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(3)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(4)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(5)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(6)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(7)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(8)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(9)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein*
(d)(10)	Confidentiality Agreement, dated as of November 10, 2016, between the Company and Fintrax Group, as amended on September 14, 2017 (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on November 13, 2017)*
(g)	Not applicable
(h)	Not applicable

*	Previously filed.